UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

                                                                Press Release
                                                                            FOR IMMEDIATE RELEASE

GRUPO TELEVISA ANNOUNCES EXCHANGE OFFER

Mexico City, July 24, 2007 – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISACPO) today announced the commencement of its offer to exchange up to Ps.4,500,000,000 of its outstanding 8.49% Senior Notes due 2037 for a like principal amount of its 8.49% Senior Exchange Notes due 2037, which have been registered under the Securities Act of 1933, as amended. The exchange offer will expire at 5:00 p.m., New York City time, on August 22, 2007, unless extended by Televisa.

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

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Televisa Investor Relations Contacts:	Televisa Media Relations Contacts:

Michel Boyance	Manuel Compeán
Alejandro Eguiluz	Tel: (5255) 5728 3815
María José Cevallos	Fax: (5255) 5728 3632
Tel: (5255) 5261-2445	mcompean@televisa.com.mx
Fax: (5255)5261-2494	http://www.televisa.com
ir@televisa.com.mx
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated July 24, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President